Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Educate, Inc. 2004 Omnibus Stock Incentive Plan and the Educate, Inc. 401(k) Retirement Savings Plan of (i) our reports dated March 13, 2006 with respect to the consolidated financial statements and schedules of Educate, Inc., Educate, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Educate, Inc., and (ii) our reports dated March 13, 2006 with respect to the combined financial statements and schedule of the Laureate pre-K-12 Business (Predecessor to Educate, Inc.), each included in the Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

March 28, 2006